Brian F. Faulkner
                             A PROFESSIONAL LAW CORPORATION
     27127 CALLE ARROYO, SUITE 1923 .  SAN JUAN CAPISTRANO, CALIFORNIA 92675
              T:  949.240.1361  .  F:  949.240.1362 . C: 714.608.2125
                                  E: BRIFFAULK@AOL.COM





VIA EDGAR AND MAIL


October 9, 2008


Daniel L. Gordon, Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  City Capital Corporation
     File No. 33-5902
     Form 10-KSB for the year ended December 31, 2007
     Form 10-Q for the quarter ended March 31, 2008

Dear Mr. Gordon:

     The letter is a follow-up to my letter to you of September 19, 2008 with regard to the response to Comment No. 3 of your comment letter dated July 9, 2008 with respect to City Capital Corporation, a Nevada corporation ("Company"):

     3. On October 1, 2007, the Company was granted St. Clair Superior Apartment, Inc., that consists of an apartment building in Cleveland, Ohio for no cash consideration as the seller was unable to fund the property. Per the audited financial statements of St. Clair Superior Development Corporation of which St. Clair Superior Apartment, Inc. was a division. Based on review of the division of St. Clair Superior Apartment, Inc. we calculated the following (Rule 8-04 of Regulation S-X, paragraphs b.1-3):

     (a) At no time prior to the acquisition date October 1, 2007 of the target did the Company have an investment in or advances to St. Clair Superior Apartments.

     (b)  As of December 31, 2006 we noted the following:


                                                      December 31, 2006
                                                      -----------------
                          St. Clair Superior               552,774
                          Total consolidated assets of
                          CCC                            1,373,869

                                                                40%


     (c)  As of December 31, 2006

                                                       December 31, 2006

                                                       -----------------
                         St. Clair Superior                  69,551
                         Total consolidated income
                         (loss) for CCC                    (896,975)

                                                                 -8%

     As of October 3, 2008 we have started communications with the prior auditor and our current auditor to begin the audit process for this entity.

     At the date of acquisition the calculations for (b) and (c) above were:

                                          Before Acq.         After Acq.
                                          ----------          ----------
                                          9/30/2007           10/1/2007

St. Clair Superior assets                   535,042              388,685
Total consolidated assets of
  CCC                                     4,028,426            4,028,426

                                                 13%                  10%

St. Clair Superior                          (53,402)
Total consolidated income
   (loss) for CCC                        (6,049,443)

                                                  1%

     Based on the calculations above our initial analysis determined that the 20% trigger has not been tripped. We are working on rectifying that now.

     In connection with these responses, the Company is fully aware that Rule 8-04 is clear that audited financials of the acquisition target are necessary in connection with these calculations. The December 31, 2006 consolidated financial statements of St. Clair Superior Development Corporation were audited (with St. Clair Superior Apartment, Inc. being a part of the consolidated financial statements and not done as a standalone audit). In addition, a non-PCAOB auditor conducted the audit. Once the re-audit of St. Clair Superior Apartment, Inc. is completed by an auditor who is registered by the PCAOB (which is anticipated to be not later than December 31, 2008), then the Company will be in a position to update its analysis specifically for paragraphs b.2 and b.3 above.

     Should you have any questions, please feel free to contact me. Thank you for your continuing cooperation in this matter.

                                       Sincerely,




                                       /s/  Brian F. Faulkner
                                       Brian F. Faulkner

cc:  Ephren W. Taylor II, City Capital Corporation